Exhibit 99.1

OI S.A. – IN JUDICIAL REORGANIZATION ANNOUNCES EXPIRATION OF, AND

RECEIPT OF REQUIRED CONSENTS IN CONNECTION WITH, THE CONSENT

SOLICITATION FOR 10.000%/12.000% SENIOR PIK TOGGLE NOTES DUE 2025

RIO DE JANEIRO, RJ, BRAZIL, May 5, 2021 — Oi S.A. – In Judicial Reorganization (the “Company”), an integrated telecommunication service provider in Brazil, announced today that it received the required consents from the holders of the 10.000%/12.000% Senior PIK Toggle Notes due 2025 issued by the Company (the “Notes”) for the adoption of certain proposed amendments as set forth below (the “Proposed Amendments”) to the New York law indenture, dated as of July 27, 2018, governing the Notes (the “Indenture”), in connection with the previously announced consent from holders of the Notes (the “Consent Solicitation”).

The Company sought proposed amendments to align certain provisions of the Indenture with the terms of Amendment to the Judicial Reorganization Plan, approved by the Company’s creditors on September 8, 2020 and ratified by the 7th Corporate Court of the Judicial District of the State Capital of Rio de Janeiro on October 5, 2020, which we believe will ensure the operational viability, greater financial flexibility and efficiency and the sustainability of the Company’s business by implementing its strategic plan and creating value for all of its stakeholders, in connection with Section 6.18 of the Amendment to the Judicial Reorganization Plan, as described in the consent solicitation statement of the Company, dated February 18, 2021 (the “Consent Solicitation Statement”), pursuant to which the Consent Solicitation Statement was conducted. The proposed amendments also improve the Indenture from a covenant standpoint as a result of discussion and negotiations with certain holders of the Notes.

The Consent Solicitation expired at 5:00 p.m. (New York City time) on May 5, 2021, (the “Expiration Date”). The Consent Solicitation was made solely by means of the Consent Solicitation Statement. As of the Expiration Date, the Company received consents from the holders of a majority in aggregate principal amount of the Notes. Promptly following the Expiration Date, the Company, the guarantors party thereto and the Trustee executed the first supplemental indenture to the indenture governing the Notes to implement the Proposed Amendments.

Only holders of record of the Notes (or their duly designated proxies) as of 5:00 p.m. (New York City time) on May 5, 2021 (such date and time, including as such date and time may be changed by the Company, from time to time, the “Record Date”) were entitled to consent to the Proposed Amendments pursuant to the Consent Solicitation.

The Solicitation Agent for the Consent Solicitation was BofA Securities, Inc.

The Information Agent for the Consent Solicitation was:

D.F. King & Co., Inc.

Banks and Brokers call: +1 (212) 269-5550 (collect)

All others call toll-free: +1 (877) 761-6521

E-mail: oi@dfking.com

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NEITHER AN OFFER TO SELL NOR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY. THIS ANNOUNCEMENT IS ALSO NOT A SOLICITATION OF CONSENTS TO ANY PROPOSED AMENDMENTS. NO RECOMMENDATION IS MADE AS TO WHETHER HOLDERS OF THE NOTES SHOULD DELIVER CONSENTS TO THE PROPOSED AMENDMENTS. THE CONSENT SOLICITATION IS ONLY BEING MADE PURSUANT TO THE CONSENT SOLICITATION STATEMENT. THE CONSENT SOLICITATION IS SUBJECT TO CERTAIN TERMS AND CONDITIONS, AS SET FORTH AND DETAILED IN THE CONSENT SOLICITATION STATEMENT.

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Important Notice Regarding Forward-Looking Statements:

This press release contains certain forward-looking statements. Statements that are not historical facts, including statements about our perspectives and expectations, are forward looking statements. The words “expect”, “believe”, “estimate”, “intend”, “plan” and similar expressions, when related to the Company and its subsidiaries, indicate forward-looking statements. These statements reflect the current view of management and are subject to various risks and uncertainties. These statements are based on various assumptions and factors, including general economic, market, industry, and operational factors. Any changes to these assumptions or factors may lead to practical results different from current expectations. Excessive reliance should not be placed on those statements. Forward-looking statements relate only to the date they were made and the Company undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made.

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